DIGITAL VIDEO SYSTEMS, INC.
357 Castro Street, Suite 5
Mountain View, California    943041
Tel: (650) 938-8815      Fax: (650) 938-8829

October 26, 2005

VIA FACSIMILE AND DIRECT TRANSMISSION (VIA EDGAR)

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention Mr. Gopal R. Dharia

Re: Digital Video Systems (File # 0-28472)
      8K filed on August 1, 2005 (July 29 date of earliest event reported) Faxed
      2 pages total

Dear Mr. Dharia:

DVSI will file a Form 8-K/A based on your letter of August 2, 2005. DSVI has filed both 10Q forms for first and second Quarters and is working on Q3. Please advise me if you require additional action.

Sincerely,

DIGITAL VIDEO SYSTEMS, INC.

Mali Kuo
Chief Executive Officer